SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “PLDT GROUP BAGS FINANCEASIA, EUROMONEY AWARDS”.

27 April 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of the press release entitled “PLDT GROUP BAGS FINANCEASIA, EUROMONEY AWARDS”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

27 April 2004

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of the press release entitled “PLDT GROUP BAGS FINANCEASIA, EUROMONEY AWARDS”.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  27 April 2004

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of the press release entitled “PLDT GROUP BAGS FINANCEASIA, EUROMONEY AWARDS”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 27 April 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PLDT Group bags FinanceAsia,

Euromoney awards

Manila, Philippines, April 27, 2004 – The PLDT Group recently bagged six major awards from two leading international finance magazines for its achievements in overall management, corporate governance, financial administration and investor relations.

PLDT/Smart was chosen as the Best Managed Company and the Best in Investor Relations in the Philippines by FinanceAsia in its 2004 Asia’s Best Companies Poll where 424 fund managers, portfolio managers, equity investors and research analysts ranked companies in Asia. PLDT/Smart also placed 2nd for Best in Corporate Governance in the country.

Euromoney, which conducted a survey of market analysts at major banks and research institutes in Asia wherein 136 responded, awarded PLDT with certificates for ranking 4th in the fixed line telecommunications sector, 12th for most improved company, and 14th for most transparent company in Asia.

“It is no secret that our goal is to make PLDT one of the best telecommunication companies in the region,” said Napoleon Nazareno, President and CEO of both PLDT and Smart. “These awards provide concrete proof that we are clearly headed in that direction.”

PLDT ended 2003 with a reported consolidated net income of P11.2 billion, more than triple compared to the result in 2002. This is largely due to the strong performance of its subsidiary, Smart Communications Inc., which recorded a net income of P16.1 billion in 2003 making it the most profitable company in the Philippines. These profit numbers were complemented by a significant reduction in debts by $252 million as part of the company’s thrust to increase cash flows and deleverage. The company’s share price has also been surging in the last few weeks in anticipation of strong first quarter results set to be announced soon.

“We intend to build on the tremendous gains we experienced in 2003 as we chart the path towards more robust growth in 2004. We are encouraged by the tremendous faith and confidence the investing public, both foreign and local has put on PLDT and its management team. We are determined to do everything we can to live up to the recognition of being the ‘best managed company in the Philippines. ” said Nazareno.

Early this year the PLDT was also chosen by investors worldwide as the best-managed company in the Philippines in a recent survey by Asiamoney, one of Asia’s most influential financial magazines. PLDT also ranked best in corporate strategy, best in financial management, best focus on shareholder value, best operational efficiency, and best investor relations in the same survey.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

For further information, please contact:

Butch Jimenez

First Vice President

Media & Corporate Communications

Direct Line: (632) 816-8468

Fax: (632) 893-5174

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: April 27, 2004